UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number 001-41573

CARAVELLE INTERNATIONAL GROUP
(Translation of registrant’s name into English)

60 Paya Lebar Road
#05-47 Paya Lebar Square
Singapore 409051

+6598978002

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Private Placement Financing

On September 16, 2024, Caravelle International Group (the “Company” or the “Registrant”) closed a private placement financing of a senior unsecured original issue 25% discount convertible promissory note (the “Note”) with its shareholder High-Trend Holdings USA LLC (the “Investor”) and issued a warrant (the “Warrant”) to the Investor pursuant to a securities purchase agreement (the “Agreement”).

The Note has a principal amount of $3,548,000 with an original issuance discount of $887,000 and zero annual interest rate. The Note has a 12-month maturity and is convertible into the Company's ordinary shares (the “Ordinary Shares”) at an initial conversion price equal to $0.10 per share, subject to adjustment as further specified in the Note. The conversion price of $0.10 reflects a 67.92% discount on the closing price of the Ordinary Shares on NASDAQ on the date of issuance of the Note (the closing price of the Ordinary Shares on NASDAQ on such date was $0.3118). As part of the investment, the Investor was also granted a five-year warrant equal to 150% of the funded amount at an initial exercise price equal to $0.166 per share, subject to adjustment (the “Warrant”). The Company does not have an obligation to register any of the securities issued in the placement or that are issuable pursuant to the Note and Warrant. The Company intends to use the proceeds from this financing for general working capital purposes. This private placement financing transaction was approved by the board of directors and the audit committee of the board of directors of the Company.

Forms of the Agreement, the Note and the Warrant are attached hereto as an exhibits 99.1, 99.2 and 99.3 and incorporated herein by reference.

Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

99.1	Form of Securities Purchase Agreement
99.2	Form of Senior Unsecured Original Issue 25% Discount Convertible Promissory Note
99.3	Form of Warrant

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 20, 2024	CARAVELLE INTERNATIONAL GROUP

	By:	/s/ Hanxi Chang
Hanxi Chang
Chief Executive Officer
(Principal Executive Officer)

2